SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)1
ENDWAVE CORPORATION

(Name of Issuer)
Common Stock

(Title of Class of Securities)
29264A206

(CUSIP Number)
ARTHUR STEINBERG, ESQ., SOLELY IN HIS CAPACITY
AS THE RECEIVER AS DESCRIBED HEREIN, AND NOT IN HIS INDIVIDUAL CAPACITY,
C/O KAYE SCHOLER LLP
425 PARK AVENUE
NEW YORK, NEW YORK 10022
(212) 836-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 20, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264A206

1.	NAME OF REPORTING PERSONS: Wood River Capital Management, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER:

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, OO

Page 2 of 17 Pages

CUSIP No.	29264A206

1.	NAME OF REPORTING PERSONS: Wood River Associates, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER:

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, OO

Page 3 of 17 Pages

CUSIP No.	29264A206

1.	NAME OF REPORTING PERSONS: Wood River Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER:

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

Page 4 of 17 Pages

CUSIP No.	29264A206

1.	NAME OF REPORTING PERSONS: Wood River Partners Offshore, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7.	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER:

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 5 of 17 Pages

CUSIP No.	29264A206

1.	NAME OF REPORTING PERSONS:

Arthur Steinberg, Esq., solely as the Receiver of the Wood River Entities (as defined herein) and not in his individual capacity (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7.	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-(1)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER:

-0-(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Receiver)
(1)      See Introduction and Item 5 herein.

Page 6 of 17 Pages

INTRODUCTION
          On October 13, 2005, Arthur Steinberg, Esq. was appointed receiver of Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and their respective subsidiaries, successors and assigns (collectively, the “Wood River Entities”) pursuant to the Order described in Item 4. A Schedule 13D was previously filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2005 by the Wood River Entities and John H. Whittier purporting to reflect the acquisition and beneficial ownership of certain shares of Endwave Corporation by the Wood River Entities and Mr. Whittier as of such date (the “Existing Schedule 13D”). A Schedule 13D was filed by Arthur Steinberg, Esq., solely in his capacity as Receiver of the Wood River Entities and not in his individual capacity (the “Receiver”), and the Wood River Entities (collectively with the Receiver, the “Reporting Persons”) on October 24, 2005, primarily to reflect that the Receiver may be deemed the beneficial owner of shares of Common Stock of Endwave Corporation due to being appointed Receiver and his duties and responsibilities as the Receiver (the “Original Schedule 13D”).
          On December 7, 2005, the Receiver and the Wood River Entities filed Amendment Number 1 to the Original Schedule 13D (the “First Amendment”) to amend and restate the information in the Original Schedule 13D. On September 26, 2006, the Receiver and the Wood River Entities filed Amendment Number 2 to the Original Schedule 13D (the “Second Amendment”) to amend and restate the information in the Original Schedule 13D and the First Amendment. On May 24, 2007, the Receiver and the Wood River Entities filed Amendment Number 3 to the Original Schedule 13D (the “Third Amendment”) to amend and restate the information in the Original Schedule 13D, the First Amendment and the Second Amendment. This Amendment Number 4 to the Original Schedule 13D (the “Fourth Amendment,” and together with the Original Schedule 13D, the First Amendment, the Second Amendment and the Third Amendment, are collectively referred to herein as this “Schedule 13D”), the First Amendment, the Second Amendment and the Third Amendment amends and restates in its entirety the Original Schedule 13D, the First Amendment, the Second Amendment and the Third Amendment and amends the information in the Existing Schedule 13D solely to the extent it relates to the Wood River Entities or the shares of Common Stock (as defined herein) of Endwave Corporation that may be deemed to be beneficially owned thereby. Mr. Whittier is not a Reporting Person with respect to this Schedule 13D and the information contained herein relating to him is solely based on the information contained in the Existing Schedule 13D. See Item 4.
          The Receiver is still in the process of determining and correcting the allocation of shares of Endwave Corporation Common Stock held by the Wood River Entities as of October 24, 2005 among the Wood River Entities. The Receiver is in the process of confirming and verifying certain of the other facts and circumstances stated in this Schedule 13D, and therefore, all statements made herein are made based upon the Receiver’s current information and belief and subject to confirmation, correction, change and future amendment.
          The Receiver may be deemed to share beneficial ownership of the shares of Common Stock of Endwave Corporation reported herein due to being appointed the Receiver of the Wood River Entities pursuant to the Order described in Item 4. Notwithstanding anything herein to the contrary, the filing of this Schedule 13D on behalf of Receiver should not be construed as an admission that the Receiver is, and the Receiver disclaims that he is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of any of the securities covered by this Schedule 13D.
Item 1. Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Endwave Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 130 Baytech Drive, San Jose, CA 95134.
Item 2. Identity and Background.
     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

Page 7 of 17 Pages

(a)	Wood River Capital Management, L.L.C. (the “Adviser”),
Wood River Associates, L.L.C. (the “General Partner”),
Wood River Partners, L.P. (the “Partnership”),
Wood River Partners Offshore, Ltd. (the “Offshore Fund”),
David Bree (“Bree”),
Peter J. O’Dwyer (“O’Dwyer”), and
Don Seymour (“Seymour,” and collectively with Bree and O’Dwyer, the “Offshore Fund Directors”).
     This Schedule 13D is also being filed on behalf of Arthur Steinberg, Esq., solely in his capacity as the Receiver of the Wood River Entities, pursuant to the Order described in Item 4, and not in his individual capacity.
(b)	The business address of each Reporting Person, except the Offshore Fund and the Offshore Fund Directors is:
c/o Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
The business address of the Offshore Fund is:
c/o Campbell’s Corporate Services
P.O. Box 268GT
Scotiabank Building, Georgetown
Grand Cayman, Cayman Islands
The business address of Bree and Seymour is:
P.O. Box 31910
Ansbacher House
George Town
Grand Cayman, Cayman Islands
The business address of O’Dwyer is:
26 Pembroke Street Upper
Dublin 2, Ireland
(c)	Present principal occupation or employment of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted:
     The Adviser was an investment adviser to the Offshore Fund and is the management company for the Partnership. The Partnership and the Offshore Fund were principally engaged in the business of making investments. The General Partner is the general partner of the Partnership. The business address of the Adviser, the Partnership, the Offshore Fund and the General Partner are set forth above.
     Bree’s principal occupation is a Managing Director at dms Management Ltd., a company management firm, and his business address is set forth above.
     O’Dwyer’s principal occupation is a Managing Director at Hainault Capital Limited, a business advisory company, and his business address is set forth above.

Page 8 of 17 Pages

     Seymour’s principal occupation is a Managing Director at dms Management Ltd., a company management firm, and his business address is set forth above.
     The Receiver’s principal occupation is an attorney and partner at Kaye Scholer LLP, a law firm, and his business address is set forth above.
(d), (e)	During the last five years, none of the Wood River Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Wood River Entities (and their officers, agents, servants, attorneys, successors-in-interest and certain others) are presently defendants in a civil proceeding (the “Action”) in the United States District Court for the Southern District of New York as to which the Securities and Exchange Commission (the “Commission”) is the plaintiff and Mr. Whittier is also a defendant. The Action has resulted in the Wood River Entities (and their officers, agents, servants, attorneys, successors-in-interest and certain others) becoming subject to a preliminary injunction (pending entry of a final judgment) enjoining future violations of and prohibiting and mandating activities subject to, Federal securities laws. See Item 4 and the Order that is an Exhibit hereto. Specifically, the Wood River Entities are preliminarily enjoined from violating, directly or indirectly:
(1) . . . Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) [15 U.S.C. Sec. 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. Sec. 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security: (a) to employ any device, scheme, or artifice to defraud; (b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or (c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person;
(2) . . . Section 17(a) of the Securities Act of 1933 [15 U.S.C. Sec. 77q(a)], by, in the offer or sale of any security using any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly: (a) to employ any device, scheme, or artifice to defraud; (b) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (c) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser;
(3) . . . Section 13(d) of the Exchange Act [15 U.S.C. Sec. 78m(d)] and Rules 13d-1 and 13d-2 thereunder [17 C.F.R. Sec. 240.13d-1 and 240.13d-2] by failing to: (a) within ten days of acquiring beneficial ownership of more than five percent of any equity security registered pursuant to Section 12 of the Exchange Act: (i) file a complete and accurate schedule 13D with the Commission; and (ii) send to the issuer of such security, and each exchange where such security is traded, a statement describing the purchases and other information; or (b) amend a Schedule 13D if there is any material change in the beneficial ownership position in the security noted therein, or any other facts set forth in a previously filed Schedule 13D; [and]
(4) . . . Section 16(a) of the Exchange Act [15 U.S.C. Sec. 78p(a)], and Rules 16a-2 and 16a-3 thereunder [17 C.F.R. Sec. 240.16a-2 and 240.16a-3], by failing to file timely with the Commission (and, if such security is registered on a national securities exchange, also with the exchange), as a direct or indirect beneficial owner of more than 10 percent of any class of any equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act [15 U.S.C. Sec. 78l], or as a director or an officer of the issuer of such security: (a) at the time of the registration of such security on a national securities exchange or by the effective date of a registration statement filed

Page 9 of 17 Pages

pursuant to Section 12(g) of the Exchange Act [15 U.S.C. Sec. 78l(g)], or within ten days after becoming such a beneficial owner, director, or officer, a statement on Form 3 [17 C.F.R. Sec. 249.103], Initial Statement of Beneficial Ownership of Securities, of the amount of all equity securities of such issuer of which he is the beneficial owner; (b) within ten days after the close of each calendar month thereafter, if there has been a change in such ownership during such month, a statement on Form 4 [17 C.F.R. Sec. 249.104], Statement of Changes in Beneficial Ownership of Securities, indicating ownership at the close of the calendar month and such changes in ownership as have occurred during such calendar month; and (c) within forty-five days of the issuer’s year-end, a statement on Form 5 [17 C.F.R. Sec. 249.105], Annual Statement of Beneficial Ownership of Securities, disclosing, among other things, all holdings and transactions that should have been, but were not, reported on Forms 3, 4, or 5 during the most recent fiscal year.
In addition, the Adviser and the General Partner (and their officers, agents, servants, attorneys, successors-in-interest and certain others) are preliminarily enjoined (pending receipt of a final judgment) from:
by use of the mails or any means or instrumentality of interstate commerce: (1) employing any device, scheme, or artifice to defraud; and/or (2) engaging in any act, practice or course of business which would operate as a fraud or deceit upon any client or prospective client, in violation of Section 206(1) and (2) of the Investment Advisers Act of 1940 [15 U.S.C. Sec. 80b-6(1) and (2)].
During the last five years, none of the Receiver or any of the Offshore Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)	The Adviser is a Delaware entity.
The General Partner is a Delaware entity.
The Partnership is a Delaware entity.
The Offshore Fund is a Cayman Islands entity.
Bree is a citizen of the United States.
O’Dwyer is a citizen of Ireland.
Seymour is a citizen of the Cayman Islands.
The Receiver is a citizen of the United States.
Item 3. Source and Amount of Funds and Other Consideration.
          See Item 4.
          The Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein due to being appointed the Receiver of the Wood River Entities pursuant to the Order. Notwithstanding anything herein to the contrary, the filing of this Schedule 13D on behalf of Receiver should not be construed as an admission that the Receiver is, and the Receiver disclaims that he is, the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of any of the securities covered by this Schedule 13D. The Wood River Entities held the shares of Common Stock reported herein. See Item 5.
Item 4. Purpose of Transaction.
          The Existing Schedule 13D stated that the Wood River Entities acquired the Common Stock for investment purposes. The Reporting Persons acknowledge that this Schedule 13D is incomplete. See the

Page 10 of 17 Pages

Introduction hereof. Nonetheless, subject to the Introduction hereof, they have filed the Original Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment to avoid further delay in (i) correcting the amount of Common Stock that each of them currently believes it held as of October 24, 2005, based on additional information obtained by the Receiver (provided, however, that the allocation of shares of Common Stock held by the Wood River Entities as of October 24, 2005 among the Wood River Entities remains subject to further review and possible correction), (ii) reflecting the reduction of beneficial ownership of shares of Common Stock in connection with the settlement of the Options (as described and defined in Item 6 hereof), (iii) to reflect the entry by the Receiver on behalf of the Wood River Entities into a Settlement Agreement and a Registration Rights Agreement (as described and defined in Item 6 hereof), (iv) to reflect the entry by the Receiver and the Wood River Entities into the Amended and Restated Settlement Agreement, the Issuer Purchase Agreement, and the Investor Purchase Agreement (as described and defined in Item 6 hereof), and (v) to reflect the disposition of all the shares of Common Stock that were held by the Wood River Entities pursuant to the Amended and Restated Settlement Agreement, the Issuer Purchase Agreement, and the Investor Purchase Agreement.
          Pursuant to an order of the United States District Court for the Southern District of New York (the “Court”), dated October 13, 2005, in connection with the action entitled Securities and Exchange Commission v. Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., John Hunting Whittier, Wood River Partners, L.P. and Wood River Partners Offshore, Ltd. (the “Order”), Arthur Steinberg, Esq., was appointed as the Receiver of the Wood River Entities and granted the powers and authority described in the Order. Due to the powers and authority conveyed upon the Receiver by the Order, the Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein. See Item 5.
          Pursuant to Section 13 of the Order, the Receiver is authorized, empowered and directed to perform, among others, the following duties and responsibilities at all times with a view towards, first, locating, preserving and protecting all of the Wood River Entities’ assets, and second, maximizing returns to investors in the Wood River Entities: (i) locate and take immediate possession and control of all assets of every kind whatsoever and wherever located owned by, controlled by, belonging to, or traceable to the Wood River Entities, whether tangible, intangible, real, equitable, personal, realized, unrealized or otherwise (the “Assets”), and to hold, manage, and administer such Assets as is required to comply with and effectuate the directives of the Order; (ii) assume control of, and be named as authorized signatory for, all accounts at any bank, brokerage firm, or financial institution which has possession, custody or control of any Assets (the “Accounts”); (iii) manage, retain, sell and/or liquidate the Accounts as necessary and appropriate to comply with and effectuate the directives of the Order; (iv) take all reasonable and necessary actions to manage, maintain, and wind-down business operations of the Wood River Entities, including making legally required payments to creditors, employees and agents of the Wood River Entities; (v) communicate with vendors, investors, and others, as required to comply with and effectuate the purposes of the Order; (vi) make or authorize such payments and disbursements from the Assets, and incur, or authorize the incurrence of such expenses and make, or authorize the making of, such agreements as the Receiver deems reasonable and necessary in discharging the Receiver’s duties; and (vii) develop a plan with respect to the retention, liquidation, and/or distribution of all remaining Assets to investors in the Wood River Entities.
          Accordingly, the Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, in each case in accordance with applicable law.
          A copy of the Order was attached to the Original Schedule 13D and is hereby incorporated herein by this reference.
          As described in Item 6 below, the Issuer and the Receiver have entered into a Settlement Agreement pursuant to which the Issuer and the Receiver have entered into a Registration Rights Agreement (as defined in Item 6 below) with respect to the Common Stock held by the Wood River Entities. Pursuant to the Registration Rights Agreement, if the Receiver elects to undertake an underwritten or registered direct offering, the Receiver is required to use his reasonable best efforts to take all reasonable actions, including to provide information relating to himself, the Wood River Entities, and the Common Stock, that are necessary to effectuate an underwritten or registered direct offering under the Registration Rights Agreement.

Page 11 of 17 Pages

          Pursuant to the Registration Rights Agreement, the Issuer is required to cause a registration statement on Form S-3 (the “Registration Statement”) relating to the Common Stock held by the Wood River Entities to be made effective and to take such action as is necessary to cause the Registration Statement to remain continuously effective for a period of one year from the date of effectiveness of the Registration Statement (subject to extension under certain circumstances). Pursuant to the Registration Rights Agreement, the Issuer and the Receiver are each further required to engage a national investment bank and the Issuer is required to cooperate with the Receiver in effecting either an underwritten offering or a registered direct offering, at the Receiver’s election, of the Common Stock held by the Wood River Entities. Each of these obligations of the Issuer pursuant to the Registration Rights Agreement will terminate upon the earlier of (i) the one year anniversary of the date of effectiveness of the Registration Statement and (ii) the date on which the Wood River Entities hold less than ten percent of the then-outstanding Common Stock of the Issuer. The Registration Statement was filed with the Commission on June 26, 2007 and declared effective by the Commission under the Securities Act of 1933, as amended (the “Securities Act”), on July 27, 2007.
          Pursuant to the Amended and Restated Settlement Agreement, the Issuer Purchase Agreement and the Investor Purchase Agreement (each as defined and defined in Item 6 below), certain of the Wood River Entities have sold all of the shares of Common Stock held by the Wood River Entities, amended the Registration Rights Agreement to permit such sales and the Registration Rights Agreement has been terminated.
          Except to the extent that the matters discussed in this Schedule 13D may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
     (a) None of the Reporting Persons beneficially own any shares of Common Stock.
     (b) None of the Reporting Persons have any power to vote, direct the vote, dispose of, or direct the disposition of any shares of Common Stock.
     (c) On September 26, 2006, the settlement of the Options was completed by the Receiver, and the Partnership, the General Partner and the Receiver may no longer be deemed to be the beneficial owners of the 140,100 shares of Common Stock formerly covered thereby. See Item 6 for a description of the Options, the Settlement Agreement, the Registration Rights Agreement, the Amended and Restated Settlement Agreement, the Issuer Purchase Agreement and the Investor Purchase Agreement. Pursuant to the Amended and Restated Settlement Agreement, the Issuer Purchase Agreement and the Investor Purchase Agreement, the Wood River Entities as of December 24, 2007 have disposed of, in the aggregate, 4,102,247 shares of Common Stock.

Page 12 of 17 Pages

     (d) As of May 17, 2007, the Receiver, on behalf of the Wood River Entities, entered into the Settlement Agreement with the Company. See Item 6.
          See the Reporting Persons’ response to Item 4.
          Arthur Steinberg, Esq. was appointed the Receiver for the Wood River Entities pursuant to the Order on October 13, 2005.
     (e) On December 24, 2007, the date of the closing of the transactions contemplated by the Amended and Restated Settlement Agreement, the Issuer Purchase Agreement, and the Investor Purchase Agreement, the Reporting Persons ceased to be the beneficial owners of more than five percent of any class of securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The General Partner is the general partner of the Partnership pursuant to the Partnership’s agreement of limited partnership. The Adviser is the manager of the Offshore Fund pursuant to an investment advisory agreement. The agreement of limited partnership gives the General Partner the authority, among other things, to invest the funds of the Partnership in the Common Stock, to vote and dispose of Common Stock and to file this Schedule on behalf of the Partnership. The investment advisory agreement gives the Adviser the authority, among other things, to invest the funds of the Offshore Fund in the Common Stock, to vote and dispose of Common Stock and to file this Schedule 13D on behalf of the Offshore Fund. Pursuant to the Partnership’s agreement of limited partnership and the Adviser’s investment advisory agreement with the Offshore Fund, the General Partner and the Adviser are entitled to allocations based on assets under management and realized and unrealized gains from the Partnership and the Offshore Fund, respectively.
          The General Partner and the Adviser are filing this Schedule 13D jointly with the other Reporting Persons, but not as a member of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, except as hereinafter described, but each expressly disclaims membership in a group with any other person, other than (x) in the case of the General Partner, with the Partnership, and (y) in the case of the Adviser, the Offshore Fund. Each of the Receiver, the Partnership and the Offshore Fund is filing this Schedule 13D jointly with the other Reporting Persons, but not as a member of a group, and each expressly disclaims membership in a group (except as described above). In addition, the filing of this Schedule 13D on behalf of the Partnership or the Offshore Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of any of the securities covered by this Schedule 13D.
          For a description of the Order see Item 4. The Order was attached as an Exhibit to the Original Schedule 13D and is incorporated herein by this reference.
          On January 20, 2004, the Partnership entered into a Special Expiration Price Options Master Agreement (the “Options”) with CDC Securities, as agent for CDC Derivatives, Inc. (collectively, “CDCS”). The Options had a stated expiration date of October 11, 2006. Pursuant to the Options, the Partnership had the right to exercise one or more special expiration price options on the terms and conditions set forth therein. The Options provided the Partnership with the right to acquire various securities, including 140,100 shares of Common Stock. These 140,100 shares of Common Stock were included within the number and percentage of the shares of Common Stock that may be deemed to be beneficially owned by the Partnership, the General Partner and the Receiver in the Original Schedule 13D and the First Amendment. On September 26, 2006, the Receiver completed the settlement of the Options in a transaction with CDCS. As a consequence, the Partnership, the General Partner and the Receiver may no longer be deemed to be the beneficial owner of the 140,100 shares of Common Stock formerly covered by the Options and such shares are no longer included within the number and percentage of shares of Common Stock which may be deemed to be beneficially owned by the Partnership, the General Partner or the Receiver. See Item 7. The Options were attached as an Exhibit to the Second Amendment and are incorporated herein by this reference.
          On May 17, 2007, the Receiver and the Issuer entered into a Settlement Agreement (the “Settlement Agreement”) in settlement of all claims by the Issuer against the Wood River Entities, including the

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claims asserted by the Issuer against the Wood River Entities pursuant to a claims procedure ordered by the Court in the Action. The Settlement Agreement was subject to approval of the Court and was approved by the Court on May 22, 2007.
          Pursuant to the Settlement Agreement, upon the earliest of (i) the sale by the Wood River Entities of a number of shares of Common Stock such that after giving effect to the sale they hold in the aggregate less than 10% of the then-outstanding shares of Common Stock, (ii) the consummation of an underwritten offering or registered direct offering commenced pursuant to the Registration Rights Agreement pursuant to which the Receiver elects to sell a number of shares of Common Stock such that after the closing of the offering the Wood River Entities continue to own in the aggregate more than 10% of the then-outstanding shares of Common Stock or (iii) promptly after the Receiver’s termination of an underwritten offering or registered direct offering commenced pursuant to the Registration Rights Agreement, the Receiver will be required to pay the Issuer $425,000 for out-of-pocket expenses incurred by the Issuer arising out of the Wood River Entities’ accumulation of the Issuer’s Common Stock. This amount is payable in cash or, if mutually agreed by the Receiver and the Issuer, in Common Stock or a combination of cash and Common Stock. However, in the event the Receiver terminates an underwritten or registered direct offering commenced pursuant to the registration rights agreement prior to the time that the Wood River Entities hold in the aggregate less than 10% of the then-outstanding shares of Common Stock, the Wood River Entities may pay $425,000 in cash or, at the Receiver’s discretion, by delivering to the Issuer a number of shares of Common Stock determined by dividing $425,000 by the average closing price of Common Stock for the twenty trading days prior to such termination. The Settlement Agreement also includes mutual releases by both the Issuer and the Receiver that will become effective on the date the Wood River Entities have sold a number of shares of Common Stock such that after giving effect to the sale they hold in the aggregate less than 10% of the then-outstanding shares of Common Stock or, if the Issuer commences an underwritten offering or registered direct offering pursuant to the Registration Rights Agreement but the Receiver elects either (i) to sell a number of shares of Common Stock in that offering such that after the closing of the offering the Wood River Entities continue to own in the aggregate more than 10% of the then-outstanding shares of Common Stock or (ii) to terminate the offering, the date of the closing or termination of the offering.
          In connection with the Settlement Agreement, the Receiver, on behalf of the Wood River Entities, and the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer filed the Registration Statement with the Commission on June 26, 2007, and which was declared effective by the Commission under the Securities Act on July 27, 2007, and agreed to cooperate, at the Receiver’s request, with the Receiver in an underwritten or registered direct offering of the shares of Common Stock held by the Wood River Entities. The registration rights granted under the Registration Rights Agreement terminate upon the earlier of one year after the date of the effectiveness of the Registration Statement (subject to extension under certain circumstances) or the earliest date when the Wood River Entities hold in the aggregate less than 10% of the then-outstanding Common Stock of the Issuer. The Registration Rights Agreement provides that the Wood River Entities will pay all discounts and commissions or placement agent fees in connection with an offering pursuant to the Registration Rights Agreement. The Registration Rights Agreement further provides that the Wood River Entities will pay all other expenses incident to the Issuer’s performance of the Registration Rights Agreement, including so-called “road show” expenses, subject to a cap of $750,000 of expenses related to an underwritten offering or $550,000 of expenses related to a registered direct offering, in either case such expenses to be payable in cash or, if mutually agreed by the Receiver and the Issuer, in Common Stock or a combination of cash and Common Stock. In the event the Receiver were to withdraw an offering pursuant to the Registration Rights Agreement prior to the time that the Wood River Entities held in the aggregate less than 10% of the then-outstanding Common Stock, the Wood River Entities will pay within ten days the Issuer’s accrued expenses pursuant to the Registration Rights Agreement (subject to the applicable cap), in cash or, in the Receiver’s discretion, by a number of shares of Common Stock determined by reference to the average closing price of the Common Stock for the twenty days prior to such withdrawal. The Registration Rights Agreement provides that the Issuer will (i) prepare the draft Registration Statement on Form S-3 and the draft prospectus relating to the proposed resale of Common Stock included in the Registration Statement (the “Prospectus”), (ii) make the draft Registration Statement and draft Prospectus available to the Receiver and to underwriters or placement agents and their respective legal counsel, (iii) incorporate into the Registration Statement and Prospectus the comments reasonably proposed by the Receiver, underwriters or placement agents and their respective counsel, (iv) file the Registration Statement with the Commission, (v) cause the Registration Statement to be declared effective, (vi) once the Receiver requests an underwritten or registered direct offering, file the Prospectus with the Commission, (vii) file supplements to the

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Registration Statement or the Prospectus that are necessary to cause such Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and (viii) use its reasonable best efforts to prevent a suspension order or to cause such suspension order to be withdrawn. The Issuer and the Receiver each agreed to engage national investment banks and to cooperate with each other and such investment banks in effecting either an underwritten offering or a registered direct offering, at the Receiver’s election, of the Common Stock held by the Wood River Entities. The Registration Rights Agreement provides that the Receiver will use his reasonable best efforts to take all reasonable actions, upon the Receiver’s election to undertake an underwritten offering or registered direct offering, to effectuate an underwritten or registered direct offering that is requested by the Issuer and any underwriters or placement agents engaged for such an offering. The Registration Rights Agreement further provides that the Receiver will furnish to the Issuer information regarding himself, the Wood River Entities and the Common Stock as is reasonably required to make and keep effective the Registration Statement. The Registration Rights Agreement and the Settlement Agreement were attached as Exhibits to the Third Amendment and are incorporated herein by this reference.
          The Receiver and the Issuer have entered into an Amended and Restated Settlement Agreement, dated as of December 20, 2007 (the “Amended and Restated Settlement Agreement”), amending and restating the terms of the Settlement Agreement (which is filed as an Exhibit to the Fourth Amendment and is hereby incorporated herein by this reference). The Amended and Restated Settlement Agreement was subject to approval of the Court, which approval was received on December 20, 2007. Pursuant to the Amended and Restated Settlement Agreement, (i) the Receiver and the Issuer executed the Issuer Purchase Agreement (as described and defined below) and (ii) the Receiver reimbursed the Issuer $300,000 in respect of expenses incident to the Issuer’s performance of the Registration Rights Agreement, the Amended and Restated Settlement Agreement and the Issuer Purchase Agreement. Additionally, pursuant to the Amended and Restated Settlement Agreement (i) the Receiver, on behalf of the Wood River Entities, released all claims by the Wood River Entities against the Issuer and its affiliates and their respective officers, directors and employees and (ii) the Issuer released all claims by the Issuer against the Receiver, his affiliates and representatives and the Wood River Entities; each such release became effective as of December 24, 2007.
          In connection with the Amended and Restated Settlement Agreement, the Partnership, the Offshore Fund and the Issuer, and for limited purposes, the Receiver, also entered into a Stock Purchase Agreement (the “Issuer Purchase Agreement,” which is filed as an exhibit to the Fourth Amendment and is incorporated herein by this reference), pursuant to which, among other things, the Issuer purchased an aggregate of 2,502,247 shares of Common Stock from the Partnership and the Offshore Fund for a purchase price of $6.83 per share. The Issuer Purchase Agreement contains customary representations and warranties of the parties thereto and was subject to the approval of the Court (which was received on December 20, 2007), the consummation of the sale of the remaining shares of Common Stock pursuant to the Investor Purchase Agreement (as described and defined below) and other customary closing conditions. The Issuer Purchase Agreement also amended the Registration Rights Agreement to permit the sales of Common Stock contemplated by the Issuer Purchase Agreement and the Investor Purchase Agreement and, effective upon the consummation of the transactions contemplated by the Issuer Purchase Agreement and the Investor Purchase Agreement, terminated the terms of the Registration Rights Agreement.
          On December 21, 2007, Potomac Capital Partners LP, Potomac Capital International Ltd, Pleiades Investment Partners-R LP, EagleRock Institutional Partners, LP, EagleRock Master Fund, LP, Caiman Partners LP, and Slater Equity Partners LP (collectively, the “Investors”) and the Offshore Fund entered into a Purchase Agreement (the “Investor Purchase Agreement,” which is filed as an exhibit to the Fourth Amendment and is incorporated herein by this reference), pursuant to which, among other things, the Investors purchased 1,600,000 shares of Common Stock from the Offshore Fund for a purchase price of $6.83 per share, subject to the satisfaction of certain conditions (which conditions were all satisfied). The Investor Purchase Agreement contains customary representations and warranties of the parties thereto, was subject to the approval of the Court, the closing of the transactions contemplated by the Issuer Purchase Agreement and customary closing conditions (which conditions were all satisfied on December 24, 2007).

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Item 7. Material to be Filed as Exhibits.
     (a) Joint Filing Agreement, dated December 26, 2007, among Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq.
     (b) Order of the United States District Court for the Southern District of New York, dated October 13, 2005 incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission by Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq., as Receiver, on October 24, 2005.
     (c) Special Expiration Price Options Master Agreement, dated January 20, 2004, between Wood River Partners, L.P. and CDC Securities, as agent for CDC Derivatives, Inc. incorporated by reference to Exhibit 2 to the Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission by Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq. on September 26, 2006.
     (d) Settlement Agreement, dated as of May 17, 2007, by and between Arthur Steinberg, as Receiver for Wood River Partners, L.P., Wood River Partners Offshore, Ltd., Wood River Capital Management, L.L.C., and Wood River Associates, L.L.C. and Endwave Corporation incorporated by reference to Exhibit 2 to the Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission by Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq. on May 24, 2007.
     (e) Form of Registration Rights Agreement, between Arthur Steinberg, Esq., as Receiver for Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P. and Wood River Partners Offshore, Ltd., and Endwave Corporation incorporated by reference to Exhibit 3 to the Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission by Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq. on May 24, 2007.
     (f) Amended and Restated Settlement Agreement, dated as of December 20, 2007, by and between Arthur Steinberg, as Receiver for Wood River Partners, L.P., Wood River Partners Offshore, Ltd., Wood River Capital Management, L.L.C., and Wood River Associates, L.L.C. and Endwave Corporation.
     (g) Stock Purchase Agreement, dated as of December 21, 2007, by and among Wood River Partners, L.P. and Wood River Partners Offshore, Ltd., Endwave Corporation and, solely for purposes of Section 7.1 thereof, Arthur J. Steinberg, not individually but solely in his capacity as the Receiver of Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and certain related parties.
     (h) Purchase Agreement, dated as of December 21, 2007, by and among the Investors named therein and Wood River Partners Offshore, Ltd.

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SIGNATURE
          Subject to the information set forth in the Introduction hereof, after reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2007	ARTHUR STEINBERG, ESQ., as the Receiver of the Wood River Entities, to the extent contemplated by the Order, but not in his individual capacity

	By:	/s/ Arthur Steinberg

Arthur Steinberg, as the Receiver of the Wood River Entities, to the extent contemplated by the Order, but not in his individual capacity

Index to Exhibits
Exhibit
99.1	Joint Filing Agreement, dated December 26, 2007, among Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq.

99.2	Amended and Restated Settlement Agreement, dated as of December 20, 2007, by and between Arthur Steinberg, as Receiver for Wood River Partners, L.P., Wood River Partners Offshore, Ltd., Wood River Capital Management, L.L.C., and Wood River Associates, L.L.C. and Endwave Corporation.

99.3	Stock Purchase Agreement, dated as of December 21, 2007, by and among Wood River Partners, L.P. and Wood River Partners Offshore, Ltd., Endwave Corporation and, solely for purposes of Section 7.1 thereof, Arthur J. Steinberg, not individually but solely in his capacity as the Receiver of Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and certain related parties

99.4	Purchase Agreement, dated as of December 21, 2007, by and among the Investors named therein and Wood River Partners Offshore, Ltd.